UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tokai Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

88907J107

(CUSIP Number)

Gregory J. Flesher

Chief Executive Officer

Otic Pharma, Ltd.

19900 MacArthur Blvd., Suite 550

Irvine, California 92612

Copies to:

Ryan A. Murr

Gibson, Dunn & Crutcher, LLP

555 Mission Street, Suite 3000

San Francisco, California 94105

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88907J107

1.	Names of Reporting Persons Otic Pharma, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,904,052 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,904,052 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 39.3% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership of the shares of Common Stock of Issuer referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Support Agreement (as defined below) described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the shares of Common Stock of the Issuer referred to herein except for purposes of Section 13D of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and for any other purpose and such beneficial ownership is expressly disclaimed.
(2)	Calculated in accordance with Rule 13d-3(d)(1), based on 22,641,651 shares of Common Stock of the Issuer issued and outstanding as of December 20, 2016.

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.001 (the “Common Stock”), of Tokai Pharmaceuticals, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 255 State Street, 6th Floor, Boston, Massachusetts 02109.

Item 2.	Identity and Background

(a) This statement is being filed by Otic Pharma, Ltd. (the “Reporting Person”).

(b) The address of the principal business office of the Reporting Person is 19900 MacArthur Blvd., Suite 550, Irvine, CA 92612.

(c) The principal business of the Reporting Person is to develop and commercialize products for disorders of the ear, nose, and throat (ENT).

(d) During the five years prior to the date hereof, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the five years prior to the date hereof, the Reporting Person has not been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a private limited company organized under the laws of the State of Israel.

Item 3.	Source and Amount of Funds or Other Consideration

As described more fully in Item 4 hereof, the Reporting Person entered into the Support Agreement (as defined below) with the Issuer and each of Apple Tree Partners II, L.P., Apple Tree Partners II – Annex, L.P., Apple Tree Partners IV, L.P., Jodie P. Morrison, Seth L. Harrison, M.D., Stephen Buckley, Jr., Cheryl L. Cohen, David A. Kessler, M.D., and Joseph A. Yanchik, III (collectively, the “Stockholders”), which Stockholders beneficially own an aggregate of 8,904,052 shares of Common Stock. The Support Agreement (which is the basis for the beneficial ownership of the shares of Common Stock hereunder) was entered into as a condition and inducement to the Reporting Person’s and the Reporting Person’s Shareholders’ willingness to enter into the Share Purchase Agreement (as defined below), and does not require the payment of any funds by the Reporting Person. Thus, no funds have been used for this purpose.

Item 4.	Purpose of Transaction

Share Purchase Agreement

On December 21, 2016, the Reporting Person entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with the Issuer and the shareholders of the Reporting Person (the “Shareholders”). Pursuant to the Share Purchase Agreement, the Shareholders will sell to the Issuer all of their issued and outstanding share capital in the Reporting Person (the “Transaction”).

As a result of the Transaction, the Shareholders will receive consideration in the form of shares of Common Stock of the Issuer and, immediately following the Transaction, the Shareholders will own a majority of the issued and outstanding shares of Common Stock of the Issuer and the Issuer will own all of the issued and outstanding share capital of the Reporting Person.

Support Agreement

The approval of the Share Purchase Agreement and the Transaction by the Issuer requires approval by holders of at least a majority of the outstanding Common Stock of the Issuer. As a condition and inducement to the Reporting Person’s and the Issuer’s willingness to enter into the Share Purchase Agreement and to proceed with the Transaction contemplated thereby, the Issuer, the Reporting Person and the Stockholders entered into a Support Agreement dated December 21, 2016. During the term of the Support Agreement, each of the Stockholders agreed to:

(a) Subject to certain exceptions, not sell, transfer or grant a proxy or power of attorney with respect to any of such Stockholders’ shares;

(b) Vote all of each of such Stockholders’ shares in favor of the additional issuance of Common Stock of the Issuer in the Transaction and against any alternative transaction; and

(c) Grant to, and appoint the Reporting Person, the Stockholders’ irrevocable proxy and attorney-in-fact to vote their respective shares of Common Stock of the Issuer as described in paragraph (b) above.

The foregoing description of the Share Purchase Agreement and the Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Share Purchase Agreement and the Support Agreement, copies of which have been filed as Exhibit 2.1 and Exhibit 10.1, respectively, to the Issuer’s Current Report on Form 8-K (File 001-36620) filed with the Securities and Exchange Commission on December 22, 2016, which exhibits are incorporated by reference in their entirety in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)-(b) Immediately prior to the execution of the Support Agreement, the Reporting Party did not beneficially own any Common Stock of the Issuer. However, as of the execution of the Support Agreement, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, the Reporting Person may be deemed to have shared voting power with respect to (and therefore beneficially own) a total of 8,904,052 shares of Common Stock, representing approximately 39.3% of the shares of Common Stock outstanding as of December 20, 2016. Accordingly, the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person is approximately 39.3%.

Except pursuant to the terms of the Support Agreement as described in this Schedule 13D, the Reporting Person does not have power to vote or direct the voting of, nor does it have sole or shared power to dispose or direct the disposition of the shares of Common Stock referred to in this Item 5.

(c) The Reporting Person has not effected any transaction in shares of Common Stock during the past 60 days, except as otherwise disclosed in this Schedule 13D.

(d) To the knowledge of the Reporting Person, the Stockholders have the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Item 5.

(e) Not Applicable.

The information provided and incorporated by reference in Item 3 and Item 6 is hereby incorporated by reference in this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit 1:	Share Purchase Agreement dated as of December 21, 2016, by and among Tokai Pharmaceuticals, Inc., Otic Pharma, Ltd., and the shareholders of Otic Pharma, Ltd. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2016).

Exhibit 2:	Support Agreement dated as of December 21, 2016, by and among Otic Pharma, Ltd., Tokai Pharmaceuticals, Inc., and the shareholders of Otic Pharma, Ltd. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2016).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2017

OTIC PHARMA, LTD.

By:	/s/ Gregory J. Flesher
	Name:	Gregory J. Flesher
	Title:	Chief Executive Officer

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).